Exhibit (a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and

Other Nominees with Respect to the

Offer to Purchase

All Outstanding Shares of Common Stock

of

LDR HOLDING CORPORATION

at

$37.00 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated June 14, 2016

by

LH MERGER SUB, INC.,

an indirect wholly owned subsidiary of

ZIMMER BIOMET HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 13, 2016 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 12, 2016), UNLESS THE OFFER IS EXTENDED.

June 14, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by LH Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Zimmer Biomet Holdings, Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LDR Holding Corporation, a Delaware corporation (“LDR”), for a price per Share of $37.00 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

The Offer is subject to certain conditions described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to any financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase, dated June 14, 2016;

2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of LDR;

3.	The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

4.

A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by 12:00 midnight, New York City time, on July 13, 2016 (one minute after 11:59 p.m., New York City time, on July 12, 2016) (such time and date, the “Expiration Date” unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire), or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

5.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary for your use only.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 6, 2016 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and LDR, pursuant to which, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth therein, Purchaser will merge with and into LDR (the “Merger”), with LDR continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each Share issued and outstanding immediately prior to the Merger Effective Time (other than treasury Shares held by LDR and any Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or LDR or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) in connection with the Merger) will be converted into the right to receive for each such Share an amount in cash, without interest, equal to the Offer Price, less any deductions or withholding of taxes required by applicable law.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if you are a record holder and you hold uncertificated Shares in book-entry form on the books of LDR’s transfer agent, (A) the Letter of Transmittal, properly completed and duly executed, and (B) any other documents required by the Letter of Transmittal and (ii) if your Shares are held in “street” name and are being tendered by book-entry transfer, (A) Book-Entry Confirmation (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (B) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (C) any other documents required by the Letter of Transmittal. Under no circumstances will Purchaser pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the LDR stockholders in that state.

After careful consideration, the LDR board of directors has unanimously adopted resolutions (i) determining that the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby are advisable, fair to, and in the best interests of LDR and LDR stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) recommending that LDR stockholders tender their Shares pursuant to the Offer and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

For Shares to be validly tendered pursuant to the Offer, (a) confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase), and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 13, 2016 (one minute after 11:59 p.m., New York City time, on July 12, 2016), unless the Offer is extended.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the undersigned at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, LDR, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.